UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN

FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of

Metalworking Products

Year ended December 31, 2011

Financial Statements

And Supplemental Schedule

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Year ended December 31, 2011

(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Financial Statements

and Supplemental Schedule

Year ended December 31, 2011

(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Statements of Net Assets Available for Benefits

(Unaudited)

	December 31
	2011	2010
Investments at fair value:
Interest in common collective trusts	$1,972,051	$24,290
Interest in registered investment companies	993,644	2,776,872
Interest in synthetic investment contracts	659,862	904,849
Corporate common stocks	303,020	300,000
Interest-bearing cash and cash equivalents	—	169,375

Total investments at fair value	3,928,577	4,175,386

Notes receivable from participants	255,485	229,684

Net assets available reflecting investments at fair value	4,184,062	4,405,070
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,559)	(27,513)

Net assets available for benefits	$4,157,503	$4,377,557

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Statement of Changes in Net Assets Available for Benefits

(Unaudited)

Year ended December 31, 2011

Contributions:
Employer	$187,019
Employee	189,118

Total contributions	376,137

Interest income on notes receivable from participants	13,230
Transfers into plan	55,052

Investment income:
Net loss from interest in common collective trusts	(57,794)
Net gain from interest in registered investment companies	31,575
Net gain on corporate common stocks	29,364
Other income	22,129

Total investment income	25,274

469,693

Distributions to participants	(682,602)
Fees and administrative payments	(7,145)

(689,747)

Net decrease in net assets available for benefits	(220,054)
Net assets available for benefits at beginning of year	4,377,557

Net assets available for benefits at end of year	$4,157,503

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2011 or 2010. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

2. Description of the Plan

The TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives.

These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 – 54	4.0%
55 – 59	4.5%
Age 60 or above	5.0%

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

3. Investments

The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), common collective trusts (CCT) and pooled separate account, and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2011 were as follows:

Based on actual earnings	2.54%
Based on interest rate credited to participants	2.31%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2011.

Vanguard Target Retirement 2020 Fund	$914,931
Vanguard Target Retirement 2010	348,828
Allegheny Technologies Incorporated Common Stock	303,020
Vanguard Target Retirement 2015	235,235

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2010.

Vanguard Target Retirement 2020 Fund	$753,945
Allegheny Technologies Incorporated Common Stock	300,000
Vanguard Target Retirement 2015 Fund	284,002
Vanguard Target Retirement 2010	280,292

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds and pooled separate accounts – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, a pooled separate account, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

Assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$1,972,051	$1,972,051
Interest in registered investment companies (a)	993,644	—	993,644
Interest in synthetic investment contracts (b)	—	659,862	659,862
Corporate common stock (d)	303,020	—	303,020

Total assets at fair value	$1,296,664	$2,631,913	$3,928,577

a)	This class includes approximately 5% fixed income funds and 95% target date funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 58% U.S. equity funds, 16% non-U.S. equity funds, 17% balanced funds, and 9% fixed income funds.
c)	This class includes approximately 13% government and government agency bonds, 1% corporate bonds, 3% residential mortgage-backed securities, 7% commercial mortgage-backed securities, 11% pooled separate accounts, 63% common/collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

December 31, 2010	Level 1	Level 2	Total
Interest in common collective trusts (d)	$—	$24,290	$24,290
Interest in registered investment companies (a)	2,776,872	—	2,776,872
Interest in synthetic investment contracts (b)	—	904,849	904,849
Corporate common stock (c)	300,000	—	300,000
Interest-bearing cash and cash equivalents	169,375	—	169,375

Total assets at fair value	$3,246,247	$929,139	$4,175,386

a)	This class includes approximately 100% fixed income funds.
b)	This class includes approximately 23% U.S. equity funds, 6% non-U.S. equity funds, 6% balanced funds, 60% target date funds, and 5% fixed income funds.
c)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 16, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$206,357
American Funds Europacific Growth Fund	155,087
American Funds Growth Fund of America	166,488
MFS Value Fund	48,129
MSIF Small Company Growth Fund	162,518
Vanguard Institutional Index Fund	161,631
Vanguard Total Bond Market Index Fund	93,434

Total Registered Investment Companies	$993,644

Corporate Common Stock
Allegheny Technologies Incorporated*	$303,020

Common Collective Trusts
Mellon Stable Value Fund of The Bank of New York Mellon	$16,572
The Bank of New York Collective Trust Government Short Term Investment Fund of The Bank of New York Mellon	75,641
Vanguard Target Retirement Income Fund	104,279
Vanguard Target Retirement 2010 Fund	348,828
Vanguard Target Retirement 2015 Fund	235,235
Vanguard Target Retirement 2020 Fund	914,931
Vanguard Target Retirement 2025 Fund	130,617
Vanguard Target Retirement 2030 Fund	68,121
Vanguard Target Retirement 2035 Fund	27,249
Vanguard Target Retirement 2040 Fund	50,578
Adjustment from fair to book value	(487)

$1,971,564

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$2,370
CMBS, BACM 2005-3 A3A	7,760
GNMA Project Loans, GNR 06-51 A	1,692
Bank of America, N.A. Wrap contract	(267)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	11,555

CMBS, CDCMT 2002-FX1D1	6,136
CNP 2005-A A2	2,256
Freddie Mac, FHR 2891 NB	1,776
CMBS, MLMT 05-CIP1 A2	8,342
CMBS, CD05-CD1 A2 FX	1,452
State Street Bank Wrap contract	(156)

State Street Bank Fixed Maturity Synthetic Contract 105028	19,806

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
BMWOT 2011-A A3	3,035
CGCMT 2004-C1 A3	1,079
CSFB 2003-CK2 A4	1,566
FHR 3814 KE	2,534
FHR 3841 NE	2,554
FHR 3864 CA	2,551
FHR 3874 DH	4,096
FHR 3909 UG	8,304
FNMA 0.9 11/07/14	4,575
FNR 2011-23 AB	2,478
FNR 2011-32 QB	2,647
FNR 2011-38 AG	2,523
FNR 2011-69 TB	3,805
FNR 2011-74 BA	2,639
GCCFC 2003-C2 A3	729
GE 1 7/8 09/16/13	1,237
GNR 2009-122 DG	3,905
GSMS 2004-GG2 A4	1,272
HAROT 11-1 A3	1,527
JPMCC 2005-LDP1 A4	4,357
LBUBS 2004-C1 A4	3,663
MLMT 2004-MKB1 A4	3,005
MSC 2004-T15 A4	3,610
T 0 3/4 06/15/14	19,642
T 0 3/8 11/15/14	47,137
TAOT 2011-A A3	1,524
UST 0 3/4 12/15/13	1,053
WBCMT 2006-C29 A2	98
WOART 2011-A A3	1,449
United of Omaha Wrap contract	(3,111)

United of Omaha Fixed Maturity Synthetic #SVW 15102	135,483

FHR 2934 OC	701
Natixis Financial Products Wrap contract	(3)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	698

Total Fixed Maturity Synthetic Contracts	$167,542

Separate Account Synthetic Contracts
ING Life & Annuity Co.	$72,476
Natixis Wrap contract	(2,461)

Total Separate Account Synthetic Contracts	$70,015

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$6,288
BlackRock, 1-3 Year Credit Bond Index Fund	25,153
BlackRock, Asset-Backed Sec Index Fund	41,924
BlackRock, Comm Mortgage-Backed Sec Fund	6,300
BlackRock, Int Term Credit Bond Index Fund	46,297
BlackRock, Int Term Government Bond Index Fund	25,188
BlackRock Global Investors, Long Term Government Bond Index Fund	12,761
BlackRock, Mortgage-Backed Sec Index Fund	46,275
Monumental Life Ins. Co. Wrap contract	(9,674)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	200,512

Prudential Core Conservative Intermediate Bond Fund	206,121
Prudential Wrap Contract	(10,400)
Prudential Constant Duration Synthetic Contract GA 62215	195,721

Total Constant Duration Synthetic Contracts	$396,233

Participant loans* (4.25% to 9.25%, with maturities through 2016)	$255,845

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

Date: June 25, 2012	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)